VIA EDGAR                                                                                                           November 1, 2013

J. Nolan McWilliams
Lauren P. Nguyen
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Embarr Downs, Inc.
Form 10-12G
Filed September 18, 2013
File No. 000-55044

On behalf of Embarr Downs, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated October 15, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

 General
1. We note your response to prior comment 2; however, we are unable to agree with your conclusion that you are not a “shell company” as defined by Rule 405 of Regulation C. We note in this regard the circumstances surrounding your acquisition of “Rock Off” from an affiliate, your limited activities to date, your disclosure that you have not generated revenues from operations because your operations to date have been with affiliates, and your disclosure in the fourth paragraph on page 3 that you have not secured financing necessary to execute your business plan. Please disclose that you are a “shell company” or provide us with a detailed analysis why you do not fit this definition. Refer to footnote 32 and the accompanying text of Securities Act Release No. 33-8567 (July 21, 2005).

The Company acquired Rock Off in August and he has been in training with our trainer since then.  As such, we have been incurring the $85 per day associated to his training.  The Company is preparing to race Rock Off in December.  To this end, the Company created a training regiment for Rock Off.  As part of that regiment, the Company has been galloping Rock Off five days a week and doing work-outs one day a week with a day off each week. Each week the workouts get longer and faster ending with a good strong five furlong work-out then followed by a workout of three furlongs about a week prior to the race.

As part of this regiment, Rock Off performed a timed work out on October 27, 2013 and November 3, 2013.  On October 27, 2013, Rock Off breezed (which means a light workout) 3 furlongs in 38 seconds.  On November 3, 2013, Rock Off breezed 3 furlongs at 38 seconds and was timed, by the trainer, at 50 seconds going 4 furlongs as part of the same workout. The Company was expecting these times to be 39 seconds; as such, Rock Off exceeded our expectations.   These works out are part of getting Rock Off ready to race in December. Prior to these two timed workouts, Rock Off performed two untimed outworks of 2 furlongs each.

The Company expects that Rock Off will work 4 furlongs the weeks of the November 11th and 18th, then work 5 furlongs the week of November 25th.   After that work, the Company will determine which race to enter Rock Off in and he will have one more work of 3 furlongs a week prior to that race.  The Company’s operations are beyond nominal and are typical of a thoroughbred stable and a development stage company.   The Company’s business plan is to acquire and race thoroughbreds which it is currently actively engaged in.  The Company could enter Rock Off into a race at any time but we believe to enter him into a race at this time increases the chances he will reinjure himself because he currently is not in racing shape.  We have established a training regiment for him to get into racing shape and which we believe provides him the best opportunity for him to run competitively in races.   It takes typically 8-12 weeks for a thoroughbred to get into racing shape when coming off a lay-off such as Rock Off had while recovering from his surgery and micro fractures in his cannon bones.  The growth plan of the Company is what the Company hopes to be able to execute on but we are in the early stages of that plan.

The Company does not require $1,600,000 to operate its business.  The Company is currently operating and expects to need up to $40,000 to cover the costs of being a reporting company; which, Mr. Wade has agreed to provide.  If the Company is unable to raise the necessary capital to execute on its growth plan then the Company will continue to operate and use the purse winnings, if available, from Rock Off to purchase additional thoroughbreds.  This will not allow the Company to expand as quickly as desired and the Company may not have its breeding division up and running in 2015 but the Company would still be operating as a thoroughbred stable that owns, acquires and races thoroughbreds.

Additionally, the Company entered into a term sheet for a line of credit on October 28, 2013 for $200,000 with SC Capital which will allow the Company to acquire the 4 thoroughbreds for the claiming division as part of its growth plan.  The Company expects to be able to begin drawing on the line of credit in December 2013 and expects to acquire the 4 thoroughbreds in December 2013 as well.  Furthermore, the Company has entered into discussions with LG Capital Funding, LLC and Beaufort Capital Partners, LLC for additional capital to acquire the remaining thoroughbreds.  However, there is no guarantee that we will obtain said financing.   The company is also preparing and anticipates filing an S-1 after we file our 10-Q for the quarter ending November 30, 2013.

Securities Act Release No. 33-8587 (July 21, 2005) defines a shell as a “registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”  The Company is a development stage company engaged its actual business.  As mentioned above it takes typically 8-12 weeks for a thoroughbred to get into racing shape when coming off a lay-off.    The training regiment developed by the Company for Rock Off targets December for his next race.  The Company’s actions to date have been focusing on getting Rock Off ready to race and obtaining the financing to execute on its growth plan.  As mentioned above, if the Company is unable to raise the necessary capital to execute on its growth plan then the Company will continue to operate and use the purse winnings from Rock Off to purchase additional thoroughbreds.  The Company has been executing on its business plan and these actions exceed any definition of the word nominal.

You mentioned the circumstances surrounding the acquisition of Rock Off.  Mr. Wade made the decision to cease the operations of Capall Stables because of the burdensome demands and resulting costs that the broker was requesting to complete the 211 filing with FINRA.  The resulting demands required numerous changes to Capall Stables’s Articles of Incorporation, reversing the stock and corresponding expenses.  Due to the excessive demands made by the broker, the changes made to the Articles of Incorporation and the amount of time the broker was taking to respond to FINRA (sometime taking 4-5 weeks to forward information to FINRA), Capall Stables lost its financing that it had in place with SC Capital and many of the relationships necessary for the Capall had soured.  As a result, Capall ceased to be a viable entity.  As such, Mr. Wade began the process of dissolving Capall in early August 2013. Additionally in August 2013, Capall Stables sold the rights to Rock Off for the amount owed to Mr. Wade and Mr. Wade removed his thoroughbred owner’s license from Capall Stables.  Shortly thereafter Capall Stables filed an 8-K stating it had moved from a non-shell status  to a shell status since Capall Stables no longer owned a thoroughbred or had a license to race and own thoroughbreds.  Capall Stables has ceased its operations and in in the process of dissolving.

Mr. Wade decided that continuing under Embarr Downs was preferred due to the fact that the 211 process had soured many relationships, created untenable circumstances created by the broker and placed onerous burdens on Capall’s ability to raise capital.  As such, there was no other option but to withdrawal the 211 application and for Capall Stables to cease operations.

Additionally, we may not have clearly described the circumstances of how Mr. Wade acquired and sold rock Off to the Company.  Capall Stables in its last 10-Q for June 30, 2013 owed Mr. Wade in excess of $51,000 for cash that was lent to Capall Stables; this amounted reached $55,791in August 2013.  Since the decision was made for Capall to cease operations (as explained above), on August 6, 2013 Capall transferred all rights of Rock Off to Mr. Wade in exchange for writing off $55,000 of the amount owed to Mr. Wade from his note payable for cash received by Capall.  As such, Mr. Wade effectively paid $55,000 in cash for Rock Off from Capall.   On August 31, 2013, Mr. Wade transferred all rights to Rock Off to the Company for $55,000.  This was paid by issuing 490,000,000 shares of common stock (which have since been reversed) and a note payable of $6,000; thereby, limiting the Company’s cash risk to $6,000.  In order for a Company to own and race thoroughbreds, an individual with an owner’s license must file the stable with the CHRB under Rule 1783.  As such, Mr. Wade removed his individual license from Capall thereby dissolving Capall’s stable name and filed for the Company’s stable.   As a result of filing the stable name for the Company, Mr. Wade may not race any thoroughbred without having the thoroughbred raced under the Company’s stable license (this is CHRB Rule 1787).

Item 1. Business, page 2
2. We note your response to prior comment 4. Please revise to disclose the amount of cash in your treasury as of a recent practicable date so that shareholders can better understand your financial position.

Revised to include the following language:  As of October 30, 2013, the Company has $1,001 in cash on hand.

3. We note your response to prior comment 8. Please revise the first paragraph of page 3 to clarify that there is no guarantee that you will be able to acquire the additional thoroughbreds or commence breeding in 2015.

Revised to include the following language:  Additionally, there is no guarantee that the Company will be able to acquire the additional thoroughbreds or to be able to commence its breeding program in 2015.

Item 1A. Risk Factors, page 5
The Company may not be able to accurately access, page 12
4. We note your response to prior comment 17. Please briefly explain how the claiming race process you describe in your revised disclosure leads to the risks described in the caption and clarify, if true, that claiming races are the lowest level of races offering lower average purse winnings.

Revised to include the following language: Prior to the company putting a claim in for a particular horse, the Company is unable to perform any veterinary tests and therefore must solely rely on the horses past performances, workouts and a visual inspection while the horse walks from the barn to the track prior to the race

Also, revised to include that claiming races are the lowest level of races and as a result offer the lowest average purse sizes.

We also revised to add language with regard to acquiring a thoroughbred at an auction as well.

Dividend Policy, page 13
5. We note your response to prior comment 13. Consistent with your disclosure elsewhere that you intend to distribute dividends starting in February 2014, please clarify disclosure under this subsection.

Revised to include the following language: The Company has not paid dividends on its Common Stock in the past.  Beginning in February 2014, the Company has decided to distribute at least 20% of its net purse winnings that the Company’s thoroughbreds generate.  However, our ability to pay dividends is subject to limitations imposed by Nevada law. Pursuant to Nevada Revised Statute 78.288, dividends may be paid to the extent that a corporation’s assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

Business of the Registrant, page 14
Revenue from Claiming Division, page 18
6. We note your response to prior comment 29. Please reconcile the first paragraph of this section with your response to prior comment 29 with respect to the reasons for the valuation of Rock Off given that Rock Off was acquired from your affiliate Joseph Wade. In addition, provide us the basis for your belief that “Rock Off was dropped into a claimer by a stable that breeds their own thoroughbreds and is known to drop thoroughbreds in order to generate wins for their syndication.”

The Company acquired Rock Off from Mr. Wade for $55,000 which was the amount Mr. Wade paid in cash to Capall Stables for the rights to Rock Off.  In exchange for Rock Off the Company issued Mr. Wade common shares in the amount of $49,000 and a note payable of $6,000 thereby limiting the Company’s cash risk to $6,000.  Mr. Wade was willing to purchase Rock Off for $55,000 and take the financial risk due to Rock Off’s past performance which, in the opinion of Mr. Wade and our trainer, indicates that Rock Off is capable to compete in the allowance level of racing.  Additionally, it was determined that Rock Off had an intestinal issue that required colic surgery to fix in June 2013.  Colic simply refers to stomach pains in thoroughbreds.  As such, in June 2013, Mr. Wade sent Rock Off to a farm in Hemet, CA to rest and for treatment thereby allowing the intestinal issue to heal after the surgery and also allow his cannon bones to heal.   Based on these factors, the Company believes Rock Off is capable of racing in allowance races.  The Company does not expect that Rock Off will be claimed from the Company within the next 12 months.  Based on that fact and that the Company does not want him to be claimed, the company does not consider Rock Off to be part of the claiming division.   If Mr. Wade did not believe Rock Off was capable of competing in allowance races he would have simply entered Rock Off in a claimer to have him claimed from the stable.  Most likely, this would have occurred at Golden Gates in San Francisco.  However, Mr. Wade instead personally fronted the approximate $30,000 to cover the vet bills and training bills for Rock Off.

The statement that Rock Off  was dropped into a claimer by a stable that is known to drop thoroughbreds is based on the fact that stable has been around since 2000 and is known for running in high level stakes races.  The stable is not a claiming stable and based on Mr. Wade’s experience and our trainer’s experience they are known for dropping horses in claimers to have them claimed and also generate wins for the stable and trainer.

Item 4. Security Ownership of Certain Beneficial Owners, page 27
7. Please revise the beneficial ownership table to reflect the issuance of Series B Preferred Shares. Similarly revise the second risk factor on page 9 and the Recent Sales of Unregistered Securities section. We note your disclosure in the subsequent events note to your financial statements on page F-7.

Revised

8. In this regard, please revise throughout to reflect the 1:50,000 reverse stock split effective October 16, 2013.

Revised.

Conflicts of Interest, page 28
9. We note your response to prior comment 31 and reissue in part. In light of Mr. Wade’s prior experience with other companies with similar business plans and his engagement in other similar businesses, please address here the significant information advantage Mr. Wade possesses in the valuation of thoroughbreds at the time of purchase or sale given the limited “market” for thoroughbreds and discuss what steps, if any, you will undertake to limit conflicts of interest in this regard in the future. Please also disclose, if true, that your valuation methodology is not reviewed by an unrelated third party.

Revised to the include the following language:

Mr. Wade’s prior experience with other companies with similar business plans and his engagement in other similar businesses, provide him a significant information advantage over the Company in the valuation of thoroughbreds at the time of purchase or sale given the limited “market” for thoroughbreds.   The company limits this conflict by the following methods:

(1), Pursuant to California Horse Racing Board Rule 1787, Mr. Wade may not race any thoroughbred under his license and may only enter thoroughbreds under Emabrr Downs’ license; and
(2) Mr. Wade has agreed not to purchase or acquire by any means an interest in a thoroughbred that is not in turn sold to the Company for the amount paid by Mr . Wade.

For example, the Company acquired Rock Off from Mr. Wade for $55,000 which was the amount Mr. Wade paid in cash to Capall Stables for the rights to Rock Off.  In exchange for Rock Off the Company issued Mr. Wade common shares in the amount of $49,000 and a note payable of $6,000; thereby; limiting the Company’s cash risk to $6,000.

The Company’s valuation methodology is not reviewed by an unrelated third party.

10. We note your response to prior comment 32. Please disclose the substance of your response in the registration statement and provide us with support for your statements regarding the amounts expended for training and veterinary expenses and that Rock Off is in better shape and runs faster times in workouts.

Revised to include the following language:

“For example, the Company acquired Rock Off from Mr. Wade for $55,000 which was the amount Mr. Wade paid to acquire the rights to Rock Off.  In exchange for Rock Off the Company issued Mr. Wade common shares in the amount of $49,000 and a note payable of $6,000 thereby; limiting, the Company’s cash risk to $6,000.”

Additionally, Capall Stables in its last 10-Q for June 30, 2013 owed Mr. Wade in excess of $51,000 for cash that was lent to Capall Stables; which exceed $55,000 by August 2013.  In August 2013, Capall Stables sold the rights to Rock Off for the amount owed to Mr. Wade and Mr. Wade removed his thoroughbred owner’s license from Capall Stables.  Shortly thereafter Capall Staples filed an 8-K stating it had moved from a non-shell status  to a shell status since Capall Stables no longer owned a thoroughbred or had a license to race and own thoroughbreds.  Capall Stables has ceased its operations and in in the process of dissolving.  Mr. Wade made the decision to cease the operations of Capall Stables because of the burdensome demands and costs that the broker was requesting to complete the 211 filing with FINRA.  The resulting demands required numerous changes to the Capall Stables’s Articles of Incorporation and corresponding expenses.  Due to excessive demands made by the broker and the changes made to the Articles of Incorporation, Capall Stables lost its financing that it had in place and as a result ceased to be a viable entity.  As such, Mr. Wade began the process of dissolving Capall in early August 2013.  Mr. Wade decided that continuing under Embarr Downs was the preferred due to the fact that the 211 process had soured relationships and placed onerous burdens on the Capall’s ability to raise capital.  Additionally, during this process Mr. Wade felt that a business plan focusing on Allowance/Stakes level thoroughbreds would be more beneficial to the Company and its shareholders since even though the capital requirements would approximately the same but the monthly expenses (which are approximately $3,000 per month per thoroughbred) would be drastically less because the Company would have fewer thoroughbreds in training.  This change also would allow the company to potentially provide dividends from the purse winnings to its shareholders.

Attached are representative copies of the expenses related to the training fees for Rock Off.  These include:

•	Vet bills for $8,302 to fix the intestinal issue
•	Sample of the training invoice to show that the costs are $85 per day for the months of February, March, April, May for a total of approximately $10,000
•	Bill from farm in Hemet, CA indicating approximately $1,100 per month for June, July and August for a total of around $3,300
•	Vet bill for approximately $4,000 for treatment for Rock Off.
•	Vet bills for imaging scan performed at $586 each for a total of $1,172
•	Misc. expense associated to treatment of the cannon bones and transportation to and from the medical facilities for approximately $4,000

The bills total approximately $30,000.   The previous amount of $40,000 was a typo and should have been $30,000.  The purchase price of $55,000; however, was based on the fact that Mr. Wade obtained the rights to Rock Off from Capall Stables in exchange for $55,000 that Mr. Wade had previously lent to Capall Stable in form of cash.  As such, the Company deemed Mr. Wade purchased Rock Off for $55,000 in cash and agreed to purchase Rock Off from Mr. Wade  for $55,000 by issuing stock worth $49,000 (which was reversed out) and a note payable in the amount of $6,000.  As a result, the Company’s only cash obligation is $6,000 toward the purchase of Rock Off leaving the financial risk of the remaining $49,000 with Mr. Wade.

The fact that Rock Off is in better shape and running faster work outs is simply based on Mr. Wade’s observations of Rock Off’s workouts and discussions with the trainer since he return to the track from the farm.

Item 9. Market Price and Dividends, page 30
11. Please discuss the applicable provisions of Nevada law which may have the effect of limiting or restricting your ability to pay dividends on your common stock. Refer to Item 201(c)(1) of Regulation S-K.

Revised to include the following language:  However, our ability to pay dividends is subject to limitations imposed by Nevada law. Pursuant to Nevada Revised Statute 78.288, dividends may be paid to the extent that a corporation’s assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 15. Financial Statements and Exhibits, page 33
12. We note your response to prior comment 33. Please refile each of the exhibits 99.1 through 99.6 as an exhibit 10 and revise the exhibit index accordingly. Refer to Item 601(b)(10) of Regulation S-K.

Revised accordingly.

Exhibit 3.3
13. We note your response to prior comment 15. Exhibit 3.3 makes reference to Delaware law. Please revise and refile this exhibit accordingly.

Revised accordingly.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Embarr Downs, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President

Exhibit 10.1

BILL OF SALE AND AGREEMENT

THIS BILL OF SALE AND AGREEMENT (“Agreement”) is made and entered into as of the 6th day of August 2013 by and between Capall Stables, Inc  (“Seller”), and Joseph Wade  (“Buyer”);

W I T N E S S E T H:

WHEREAS, the parties hereto have reached an agreement concerning the purchase and sale of that certain thoroughbred Gelding named Rock Off (2008) by Rock Hard Ten out of Prison of Love “HORSE”;

NOW, THEREFORE, in consideration of the mutual covenants of the parties hereto, it is hereby agreed as follows:

1. PURCHASE AND SALE. Seller agrees to sell, transfer, assign and convey full ownership of the HORSE, which sale and purchase Buyer hereby accepts, all under the terms and conditions hereinafter specified.

2. PURCHASE PRICE. The purchase price for the HORSE is Fifty-Five Thousand U.S. Dollars (U.S. $55,000.00).  The parties agree that Seller shall credit the $55,791 currently owed to Buyer as full payment of Rock Off.

3. VETERINARY AND OTHER EXAMINATIONS. Buyer covenants with Seller that it has had the HORSE examined by a veterinarian(s) of its choosing and has initiated such other tests as Buyer deems appropriate to determine whether the HORSE is acceptable to Buyer, and that Buyer has had ample time to arrange for such tests. Seller shall have no responsibility whatsoever concerning the sufficiency and/or accuracy of said test results.

4. RISK OF LOSS, RIGHT TO POSSESSION, AND TITLE. Prior to delivery, and prior to payment in full of the purchase price in a timely manner, title to and right to possession of the HORSE shall remain with Seller. Buyer agrees that contemporaneously with receipt by Seller of the purchase price, it shall arrange to take possession of the HORSE at the HORSE’s current location. At such time as possession of the HORSE is delivered as contemplated above, all risk of loss shall pass from Seller to Buyer.

5. DISCLAIMER OF WARRANTIES. As previously specified in this Agreement, Seller has made the HORSE available for such inspections as Buyer deems appropriate and Buyer understands and agrees that SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND 2SPECIFICALLY, WITHOUT LIMITATION, SELLER MAKES NO WARRANTIES THAT THE HORSE IS SUITABLE FOR RACING OR BREEDING PURPOSES, INCLUDING NO WARRANTY THAT THE HORSE IS FERTILE. It is further understood that BUYER assumes any and all risks related to frustration of import.

6. OTHER EXPENSES.  In addition to the purchase price stated in Paragraph 2, Buyer agrees to pay any outstanding amounts owed for services rendered by 3rd parties on behalf of HORSE. .

7. TITLE WARRANTY. Seller warrants the Buyer will receive clear ownership and title to the HORSE free and clear of any and all claims made by or through Seller.

8. HORSES’S HEALTH. Buyer agrees and understands that HORSE is currently recuperating in Hemet, CA and is expected to be transferred to Hollywood Park to begin training on or about August 31, 2013.

9. OWNER’S LICENSE. In order to effectuate the transfer and to be complaint with California Horse Racing Board Rule 1787, Buyer shall remove his owner’s license used pursuant to California Horse Racing Board Rule 1783 to register the Seller as a stable.  As a result, Seller no longer possesses a license to acquire and race thoroughbreds.

10. TIME IS OF THE ESSENCE. Time is of the essence in the performance of each and all of the conditions set forth in this Agreement.

11. FACSIMILE. The parties hereto agree that a facsimile of a counterpart of this signed Agreement constitutes an original counterpart and shall be a valid and binding document for all legal and other purposes.

12. COUNTERPARTS. This Agreement may be executed in multiple counterparts by the parties hereto. All of such counterparts shall be construed as if all signatures were appended to one document.

13. MERGER. This Agreement contains the entire agreement of the parties and any prior or concurrent written or oral understandings are deemed merged into this Agreement.

14. BINDING EFFECT. This Agreement shall be binding upon the parties hereto, their heirs, personal representatives, successors and assigns.

15. GOVERNING LAW. The terms of this Agreement and disputes developing hereunder shall be enforced and construed in accordance with the laws of the State of California, to which jurisdiction the parties exclusively submit waiving any rights to dispute resolution in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have set their hands as of the day and year first above written.

SELLER:

 BY: /s/ Joseph Wade

Its: President/CEO

BUYER:

 BY: /s/ Joseph Wade

Exhibit 99.1

06/03/2013 14:25 FAX 8098278658 CHINOVALLEYEQUINE 002/004

Items on Invoice #52962
Printed on 06/03/13 at 14:50

Client # 19011 WADE,JOSEPH

Date	Qty	Code	Descripton	Tax %	Discount	Staff	Extended
05/19/13	1.00	90.20	COLIC EXAM		0.00	Brauer,Thomas	175.00
05/19/13	1.00	85.15	GASTROSCOPY		0.00	Brauer,Thomas	275.00
05/19/13	1.00	90.32	EMERGENCY FEE		0.00	Brauer,Thomas	250.00
05/19/13	1.00	108.10	TETANUS TOXOID		0.00	Brauer,Thomas	11.00
05/19/13	1.00	39.30	DMSO (100 GRAMS)		0.00	Brauer,Thomas	27.00
05/19/13	2.00	39.47	CALCIUM GLUCONATE		0.00	Brauer,Thomas	22.00
05/19/13	31.00	39.00	IV FLUID THERAPY		0.00	Brauer,Thomas	403.00
05/19/13	3.00	10.40	GENTOCIN INJ-A		0.00	Brauer,Thomas	81.00
05/19/13	1.00	10.05	POTASSIUM PENICILLIN INJ-		0.00	Brauer,Thomas	33.00
05/19/13	1.00	10.00	PROCAINE PENICILLIN INJ-A		0.00	Brauer,Thomas	19.00
05/19/13	1.00	50.25	BANDAGE ABDOMINAL		0.00	Brauer,Thomas	81.00
05/19/13	1.00	46.06	CHEM PANEL		0.00	Brauer,Thomas	92.00
05/19/13	1.00	43.00	CHEMISTRY (INDIV)		0.00	Brauer,Thomas	25.00
05/19/13	1.00	40.25	PCV/TP		0.00	Brauer,Thomas	12.00
05/19/13	1.00	40.15	CBC WITH FIBRINOGEN		0.00	Brauer,Thomas	50.00
05/19/13	1.00	55.20	CATHETER-REGULAR		0.00	Brauer,Thomas	38.00
05/19/13	1.00	39.02	IV FLUID SET UP		0.00	Brauer,Thomas	54.00
05/19/13	13.00	55.52	FLUSH LITERS		0.00	Brauer,Thomas	91.00
05/19/13	2.00	25.10	BANAMINE INJECTION (250 M		0.00	Brauer,Thomas	44.00
05/19/13	1.00	86.00	ABDOMINAL ULTRASOUND		0.00	Brauer,Thomas	250.00
05/19/13	1.00	71.38	EXPLORATORY CELIOTOMY- EN		0.00	Brauer,Thomas	2,430.00
05/19/13	1.00	30.01	XYLAZINE		0.00	Brauer,Thomas	13.00
05/19/13	1.00	38.65	BUSCOPAN		0.00	Brauer,Thomas	17.00
05/19/13	22.00	38.05	RANITIDINE (ZANTAC)		22.00	Brauer,Thomas	22.00
05/19/13	1.00	108.12	INFLUENZA INTRA NASAL		0.00	Brauer,Thomas	27.00
05/19/13	2.00	43.06	ELECTROLYTE PANEL-COMBO		0.00	Brauer,Thomas	110.00
05/20/13	1.00	60.04	BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/20/13	3.00	39.30	DMSO (100 GRAMS)		0.00	Brauer,Thomas	81.00
05/20/13	23.00	39.00	IV FLUID THERAPY		0.00	Brauer,Thomas	299.00
05/20/13	3.00	10.40	GENTOCIN INJ-A		0.00	Brauer,Thomas	81.00
05/20/13	2.00	10.00	PROCAINE PENICILLIN INJ-A		0.00	Brauer,Thomas	38.00
05/20/13	2.00	43.06	ELECTROLYTE PANEL-COMBO		0.00	Brauer,Thomas	110.00
05/20/13	2.00	40.25	PCV/TP		0.00	Brauer,Thomas	24.00
05/20/13	2.00	25.10	BANAMINE INJECTION (250 M		0.00	Brauer,Thomas	44.00
05/20/13	33.00	38.05	RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/20/13	2.00	39.47	CALCIUM GLUCONATE		0.00	Brauer,Thomas	22.00
05/21/13	1.00	60.04	BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/21/13	2.00	39.30	DMSO (100 GRAMS)		0.00	Brauer,Thomas	54.00
05/21/13	2.00	39.00	IV FLUID THERAPY		0.00	Brauer,Thomas	26.00
05/21/13	3.00	10.40	GENTOCIN INJ-A		0.00	Brauer,Thomas	81.00
05/21/13	2.00	10.00	PROCAINE PENICILLIN INJ-A		0.00	Brauer,Thomas	38.00
05/21/13	1.00	50.25	BANDAGE ABDOMINAL		0.00	Brauer,Thomas	81.00
05/21/13	1.00	43.06	ELECTROLYTE PANEL-COMBO		0.00	Brauer,Thomas	55.00
05/21/13	1.00	40.25	PCV/TP		0.00	Brauer,Thomas	12.00
05/21/13	2.00	25.10	BANAMINE INJECTION (250 M		0.00	Brauer,Thomas	44.00
05/21/13	33.00	38.05	RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/22/13	1.00	60.04	BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/22/13	1.00	25.10	BANAMINE INJECTION (250 M		0.00	Brauer,Thomas	22.00
05/22/13	33.00	38.05	RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/22/13	1.00	27.15	BANAMINE PASTE		0.00	Brauer,Thomas	11.00
05/23/13	1.00	60.04	BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/23/13	2.00	27.15	BANAMINE PASTE		0.00	Brauer,Thomas	22.00
05/23/13	33.00	38.05	RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/24/13	1.00	60.00	HOSPITALIZATION		0.00	Brauer,Thomas	70.00

06/03/2013 14:25 FAX 9096278658 CHINOVALLEYEQUINE 003/004

Items on Invoice #52962
Printed on 06/03/13 at 14:50

Client # 19011 WADE,JOSEPH

Date	Qty	Code Descripton	Tax %	Discount	Staff	Extended
05/24/13	2.00	27.15 BANAMINE PASTE		0.00	Brauer,Thomas	22.00
05/24/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/25/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/25/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/25/13	2.00	27.15 BANAMINE PASTE		0.00	Brauer,Thomas	22.00
05/26/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/26/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/26/13	2.00	27.15 BANAMINE PASTE		0.00	Brauer,Thomas	22.00
05/27/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/27/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/27/13	2.00	27.15 BANAMINE PASTE		0.00	Brauer,Thomas	22.00
05/28/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/28/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/28/13	2.00	27.15 BANAMINE PASTE		0.00	Brauer,Thomas	22.00
05/29/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/29/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/29/13	1.00	35.81 HERINA BELT USE FEE		0.00	Brauer,Thomas	100.00
05/29/13	1.00	25.05 PHENYLBUTAZONE INJECTION		0.00	Brauer,Thomas	14.00
05/29/13	1.00	50.30 BANDAGE SPECIAL		0.00	Brauer,Thomas	11.00
05/30/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/30/13	1.00	50.30 BANDAGE SPECIAL		0.00	Brauer,Thomas	11.00
05/30/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
05/31/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
05/31/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
06/01/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
06/01/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
06/01/13	1.00	50.30 BANDAGE SPECIAL		0.00	Brauer,Thomas	11.00
06/02/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
06/02/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
06/02/13	1.00	50.30 BANDAGE SPECIAL		0.00	Brauer,Thomas	11.00
06/03/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
06/03/13	33.00	38.05 RANITIDINE (ZANTAC)		33.00	Brauer,Thomas	33.00
06/04/13	1.00	60.04 BARN 1 HOSPITALIZATION		0.00	Brauer,Thomas	110.00
06/04/13	22.00	38.05 RANITIDINE (ZANTAC)		22.00	Brauer,Thomas	22.00
		Sub totals:	0.00	539.00		22.00
					Total:	8,302.00

THIS IS ONLY AN ESTIMATE OF CURRENT CHARGES PENDING REVIEW BY THE ATTENDING CLINICIAN. THIS IS NOT A FINALIZED BILL.

EQUINE MEDICAL AND SURGICAL GROUP
POST OFFICE BOX 661956, ARCADIA, CALIFORNIA 91066
OFFICE: (909) 980-0170 FAX: (909) 980-0127

Joseph P. Dowd, D.V.M., Ph.D.
Edwin L. Simpson, D.V.M.
Sarah E. Birch, D.V.M.

MR. JOSEPH WADE

Acct #: 6302
March 20, 2013

Total Due:	$1,009.00

Please detach top portion and return with payment.

Date	Description	Units	Charge	Ext. Shr.	Payment	Balance
2/21/2013			Beginning Balance:			$0.00
	ROCK OFF					
2/23/2013		Trainer: BLACKER, MR. DANIEL				
	Endoscopy UL Respiratory	1.00 x	$75.00 =	$75.00		
3/02/2013		Trainer: BLACKER, MR. DANIEL				
	Disp. Zantac 300mg	75.00 x	$0.12 =	$9.00		
3/09/2013		Trainer: BLACKER, MR. DANIEL				
	Vitamin Injection	1.00 x	$25.00 =	$25.00		
	Pre-Race Bute Injection	1.00 x	$30.00 =	$30.00		
3/10/2013		Trainer: BLACKER, MR. DANIEL				
	Lasix Injection, Pre-Race	1.00 x	$30.00 =	$30.00		
	Estrone Sulfate Injection	1.00 x	$25.00 =	$25.00		
	Endoscopy UL Respiratory	1.00 x	$75.00 =	$75.00		
3/11/2013		Trainer: BLACKER, MR. DANIEL				
	Diagnostic Nerve Block-1	1.00 x	$100.00 =	$100.00		
3/12/2013		Trainer: BLACKER, MR. DANIEL				
	Disp. Panacur 1 liter	1.00 x	$60.00 =	$60.00		
3/14/2013		Trainer: BLACKER, MR. DANIEL				
	Nuclear Imaging Consult.	1.00 x	$95.00 =	$95.00		
3/18/2013		Trainer: BLACKER, MR. DANIEL				
	Castration	1.00 x	$400.00 =	$400.00		
	Procaine Pen. SID	1.00 x	$35.00 =	$35.00		
	Tetanus Toxoid Injection	1.00 x	$15.00 =	$15.00		
3/19/2013		Trainer: BLACKER, MR. DANIEL				
	Procaine Pen. SID	1.00 x	$35.00 =	$35.00		
			Subtotal:	$1,009.00		$1,009.00
3/20/2013			Current Balance:			**$1,009.00**

EQUINE MEDICAL AND SURGICAL GROUP • P.O. BOX 661956, ARCADIA, CALIFORNIA 91066
MR. JOSEPH WADE Page: 1

EQUINE MEDICAL AND SURGICAL GROUP
POST OFFICE BOX 661956, ARCADIA, CALIFORNIA 91066
OFFICE: (909) 980-0170 FAX: (909) 980-0127

Joseph P. Dowd, D.V.M., Ph.D.
Edwin L. Simpson, D.V.M.
Sarah E. Birch, D.V.M.

MR. JOSEPH WADE

Acct #: 6302
March 20, 2013

Total Due: **$1,009.00**

Please detach top portion and return with payment.

Date	Description	Units	Charge	Ext. Shr.	Payment	Balance

If payment is received by 4/15/2013
You may deduct $100.90 and pay $908.10

Aged Balance:		Current	30 Days	60 Days	90 Days	120 Days
$1,009.00	=	$1,009.00	$0.00	$0.00	$0.00	$0.00

EQUINE MEDICAL AND SURGICAL GROUP • P.O. BOX 661956, ARCADIA, CALIFORNIA 91066
MR. JOSEPH WADE Page: 2

EQUINE MEDICAL AND SURGICAL GROUP
POST OFFICE BOX 661956, ARCADIA, CALIFORNIA 91066
OFFICE: (909) 980-0170 FAX: (909) 980-0127

Joseph P. Dowd, D.V.M., Ph.D.
Edwin L. Simpson, D.V.M.
Sarah E. Birch, D.V.M.

MR. JOSEPH WADE

Acct #: 6302
May 20, 2013

Total Due: $1,003.33

Please detach top portion and return with payment.

Date	Description	Units	Charge	Ext. Shr.	Payment	Balance
4/21/2013				Beginning Balance:		$3,059.00
4/26/2013	Check #: 252565990				$1,009.00	$2,050.00
5/15/2013	Check #: 255005153				$2,050.00	$0.00
	HONOUR THE DEPUTY					
4/21/2013	Trainer: BLACKER, MR. DANIEL					
	Lasix Injection, Pre-Race	1.00 x	$30.00 =	$30.00		
			Subtotal:	$30.00		$30.00
	ROCK OFF					
5/01/2013	Trainer: BLACKER, MR. DANIEL					
	Disp. Phenylbutazone	0.25 x	$45.00 =	$11.25		
5/05/2013	Trainer: BLACKER, MR. DANIEL					
	Lasix+ Banamine Pre-Work	1.00 x	$45.00 =	$45.00		
5/12/2013	Trainer: BLACKER, MR. DANIEL					
	Lasix+ Banamine Pre-Work	1.00 x	$45.00 =	$45.00		
5/13/2013	Trainer: BLACKER, MR. DANIEL					
	Disp. Zantac 300mg	42.00 x	$0.12 =	$5.04		
	IA Therapy Stifles	1.00 x	$250.00 =	$250.00		
	Treat Fetlock Joints	1.00 x	$330.00 =	$330.00		
	Disp. Fulvicin Paste	1.00 x	$65.00 =	$65.00		
5/14/2013	Trainer: BLACKER, MR. DANIEL					
	Disp. Chlorhexidine Sol. 1gal	1.00 x	$2.00 =	$2.00		
5/16/2013	Trainer: BLACKER, MR. DANIEL					
	Disp. Zantac 300mg	42.00 x	$0.12 =	$5.04		
5/19/2013	Trainer: BLACKER, MR. DANIEL					
	Tranq. Rompun/Butorphenol	3.00 x	$30.00 =	$90.00		
	Banamine Injection 500mg	1.00 x	$25.00 =	$25.00		
	Pass Naso-Gastric Tube	1.00 x	$25.00 =	$25.00		

EQUINE MEDICAL AND SURGICAL GROUP • P.O. BOX 661956, ARCADIA, CALIFORNIA 91066
MR. JOSEPH WADE
Page: 1

EQUINE MEDICAL AND SURGICAL GROUP
POST OFFICE BOX 661956, ARCADIA, CALIFORNIA 91066
OFFICE: (909) 980-0170 FAX: (909) 980-0127

Joseph P. Dowd, D.V.M., Ph.D.
Edwin L. Simpson, D.V.M.
Sarah E. Birch, D.V.M.

MR. JOSEPH WADE

Acct #: **6302**
May 20, 2013

Total Due: **$1,003.33**

Please detach top portion and return with payment.

Date	Description	Units	Charge	Ext. Shr.	Payment	Balance
	Examination, Rectal	1.00 x	$75.00 =	$75.00		
			Subtotal:	$973.33		$1,003.33

Current Balance: **$1,003.33**

5/20/2013

If payment is received by **6/15/2013**
You may deduct **$100.33** **and pay** **$903.00**

Aged Balance:		Current	30 Days	60 Days	90 Days	120 Days
$1,003.33	=	$1,003.33	$0.00	$0.00	$0.00	$0.00

EQUINE MEDICAL AND SURGICAL GROUP • P.O. BOX 661956, ARCADIA, CALIFORNIA 91066
Page: 2
MR. JOSEPH WADE

Page 1

Billing Date 03/31/2013

DB Racing, Inc. (Dan Blacker)
26 Sierra Madre Blvd
Arcadia, CA 91006
Phone: 626-720-3032 EMAIL: dan@dbracinginc.com www.dbracinginc.com

INVOICE: 99578

Bill To:
Joseph Wade

Honour The Deputy

Date	Item	Notes	Quantity at %	Each	Total Charge
03/25/2013	**Blacksmith/Shoes:** 4 New	Wes Champagne	1 at 100.00%	$150.00	$150.00
03/31/2013	Day Charge at **Hollywood** $85.00 Day Rate x 100.00 %	Day charge for Honour The Deputy from 03/24/2013 through 03/31/2013	7 days	$85.00/Day	$595.00
			Honour The Deputy Total		**$745.00**

Rock Off

Date	Item	Notes	Quantity at %	Each	Total Charge
03/04/2013	**Medical/Preventive:** Dentistry	Jim Hisle	1 at 100.00%	$100.00	$100.00
03/09/2013	**Medical/Therapies:** Pap-imi (half session)		1 at 100.00%	$30.00	$30.00
03/10/2013	**Blacksmith/Shoes:** 4 New	Wes Champagne	1 at 100.00%	$150.00	$150.00
03/31/2013	Day Charge at **Hollywood** $85.00 Day Rate x 100.00 %	Day charge for Rock Off from 03/01/2013 through 03/31/2013	31 days	$85.00/Day	$2,635.00
			Rock Off Total		**$2,915.00**

Previous Balance:	$432.35
Payment on 03/13/2013:	($432.35)
Total Charges for this invoice:	$3,660.00
Total Balance:	**$3,660.00**

3/19/2013 248575 - 4870

SOUTHERN CALIFORNIA EQUINE FOUNDATION, INC.

Santa Anita Hollywood Park Del Mar

"A Charitable Corp. Dedicated to the Care of the Injured Horse"

Customer #4870

To: Joseph Wade

DOLLY GREEN NUCLEAR IMAGING FACILITY

Horse	ROCK OFF	Invoice #	248575
Percent Owned	100	Accession #	9997
Veterinarian	DOWD	Date of Test(s)	3/14/2013
Trainer	BLACKER,DAN		

Imported Image Sets

- ✔ 3/14/13

+ Add Imaging Report

Test Performed	Charges	Customer Amount
Standard Hindlimb	$586.00	$586.00
	Total Charges: $586.00	Amount Due in US Dollars: $586.00

Make check payable to: So. Ca. Equine Foundation
P.O. Box 1728, Arcadia, CA 91077-1728
Phone (626) 445-7944 FAX (626) 447-4246
E-Mail: scef@scef-inc.com

SCEF is trying to go paperless as much as possible. If it's an option for you, please provide us with an email address and we will email any future invoices.

BILL IS PAYABLE NET 30
LATE CHARGE OF 1.5% PER MONTH

The SCEF's Dolly Green Nuclear Imaging fee is for production of images only. It does not include the doctor's fee for interpretation, diagnosis or any other related charges

BONNIE ACRES RANCH
25240 THOROUGHBRED LANE
HEMET CA 92545
(951)926-5427 Fax: (951)926-5487

	INVOICE NO.
6/25/2013	26526

MAIL TO:
CAPALL STABLES OF CA c/o JOSEPH WADE

TRAINER	HORSE
D. Blacker	Rock Off

DESCRIPTION	DAYS	RATE	AMOUNT
DAYS IN CARE: 06/03/13 - 06/25/13			
Stall	22	30.00	660.00
Osteoform -Calcium Supplement per 4 oz.	22	3.50	77.00
Lubrisyn	22	2.00	44.00
6/10 Trim Feet		45.00	45.00
Ulcer Paste (1 tube)	7	22.00	154.00
Ulcer medication (1/2 tube)	7	11.00	77.00
Special Feed - Senior Horse (2 gal)	5	3.00	15.00

If you should have any questions regarding this invoice please contact Patsy Valenzuela (bookkeeper) at (626) 836-8683. We appreciate your business. Thank You

Invoices not paid within 30 days are subject to a 1.5% monthly service charge.	**Total**	$1,072.00